

Mail Stop 4561

December 15, 2015

Richard A. Bergman
President and Chief Executive Officer
Synaptics Incorporated
1251 McKay Drive
San Jose, California 95131

>   **Re: Synaptics Incorporated**
>   **Form 10-K for the Fiscal Year Ended June 27, 2015**
>   **Filed August 25, 2015**
>   **File No. 000-49602**

Dear Mr. Bergman:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Kathleen Collins
>
>   Kathleen Collins
>   Accounting Branch Chief
>   Office of Information Technologies
>   and Services